130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
office@AvalonAM.com
www.AvalonAdvancedMaterials.com

NEWS RELEASE

December 21, 2018	No. 18-19

Avalon Completes Non-Brokered Private Placement for Gross Proceeds of $700,000

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) (“Avalon” or the “Company”) is pleased to announce that it has completed a non-brokered private placement today consisting of 10,000,000 flow-through shares at a price of $0.07 per share for gross proceeds of $700,000. Pursuant to Canadian securities laws, the securities issuable under this private placement are subject to a hold period which expires on April 22, 2019.

The proceeds from this offering will be used primarily to fund planned work programs on the Company’s Separation Rapids Lithium Project (“Separation Rapids”) and East Kemptville Tin Project (“East Kemptville”). These include ongoing geological compilation work and metallurgical process testwork at Separation Rapids and a confirmation drilling program at East Kemptville to better define the internal grade distribution within the 6 million tonne stockpile of previously-mined tin mineralization.

Ongoing work at East Kemptville includes preparation of the closure plan for the mining lease application, along with related environmental assessment work and community engagement. This work is expected to be completed in the first quarter of 2019. Collection of a 10 tonne bulk sample from the stockpile is also planned for early 2019, to proceed with pilot scale ore-sorting testwork as described in the Company’s new release dated September 17, 2018. This testwork, combined with the confirmation drilling program on the stockpile, will be utilized to finalize the Feasibility Study on the East Kemptville small-scale site re-development model for mid-2019.

This press release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”), and may not be offered or sold in the United States or to US persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration. All currency reported in this release is in Canadian dollars.

The technical information included in this news release has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company who is a Qualified Person under NI 43-101.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS to production, while continuing to advance its Nechalacho Rare Earths asset. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the financing, and the timing and scope of the planned project expenditures, Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.